Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended June 30, 2019

Monaco, August 1, 2019, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2019.

Highlights

•

Delivery of the GasLog Warsaw on July 31, 2019, a 180,000 cubic meter (“cbm”) Mark III Flex Plus carrier with low pressure dual fuel two-stroke (“X-DF”) propulsion. The vessel was immediately delivered into a new charter with a wholly-owned subsidiary of Cheniere Energy Inc. (“Cheniere”) for the period prior to the commencement of her long-term charter with a subsidiary of Endesa S.A. (“Endesa”) in May 2021.

•	Closed a follow-on issue of $75.0 million aggregate principal value of the 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) priced at 102.5% of par with a yield to maturity of 7.89%.
•

Exited the Cool Pool (the “Cool Pool”) to assume commercial control of the vessels operating in the LNG carrier spot market and subsequently signed two time charter agreements with a subsidiary of Gunvor Group Ltd. (“Gunvor”) for the GasLog Shanghai and the GasLog Salem for three and a half years and up to nine months, respectively.

•

Amended the Partnership Agreement to eliminate GasLog’s incentive distribution rights (“IDRs”), effective June 30, 2019, in order to reduce the cost of capital of GasLog Partners LP (“GasLog Partners” or the “Partnership”) and to simplify the Group’s financial structure and reporting.

•	Completed the sale of the GasLog Glasgow to GasLog Partners for $214.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).
•

Revenues of $154.3 million, Loss of ($10.5) million and Loss per share of ($0.35)(1) for the three-month period ended June 30, 2019 ($132.8 million, $14.2 million and ($0.08), respectively, for the three-month period ended June 30, 2018).

•

EBITDA(2) of $106.8 million, Adjusted EBITDA(2) of $107.0 million, Adjusted Profit(2) of $20.5 million and Adjusted Earnings per share(2) of $0.03(1) for the three-month period ended June 30, 2019 ($92.6 million, $92.9 million, $14.8 million and ($0.07), respectively, for the three-month period ended June 30, 2018).

•	Quarterly dividend of $0.15 per common share payable on August 22, 2019.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS is net of the profit attributable to non-controlling interests of $15.5 million and the dividend on preferred stock of $2.5 million for the quarter ended June 30, 2019 ($17.8 million and $2.5 million, respectively, for the quarter ended June 30, 2018).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog’s revenues from our year-on-year fleet expansion and our time charter earnings supported our financial performance against a back drop of relatively weak LNG shipping rates in the second quarter, further validating our strategy of maximising our fleet’s multi-year charter coverage. We continued to execute on this strategy during the quarter by withdrawing our vessels from the Cool Pool, subsequently chartering the GasLog Shanghai and the GasLog Salem to Gunvor for three and a half years and up to nine months, respectively, securing full utilisation for these vessels.

During the second quarter, we continued to source attractive financing to fund our committed newbuild programme. We closed the financing of the GasLog Warsaw, which delivered earlier this week into a multi-month charter with Cheniere that covers the whole of the available period before the vessel commences her eight-year charter with Endesa, in May 2021. We also raised gross proceeds of $76.9 million through tapping our existing U.S. dollar bonds at a premium to par. Finally, we improved GasLog Partners’ cost of capital by eliminating the incentive distribution rights. This increased our stake in the Partnership and simplified both our corporate structure and the investment case for our investors.

We are seeing increasing customer interest in multi-month and multi-year charters, underpinning the long-term growth prospects for LNG and supporting our view that the second quarter weakness in LNG shipping markets is temporary. We expect shipping availability to tighten during the second half of 2019 and beyond based on new LNG supply additions, predominantly from the U.S. and almost all of which is secured by long-term off-take contracts, and continued global growth in LNG demand. This underpins our confidence in the outlook for our business and our ambition to deliver enhanced returns to shareholders.”

LNG Market Update and Outlook

Global LNG demand was 86 million tonnes (“mt”) in the second quarter, compared with 74 mt in the second quarter of 2018, an increase of 16%. Higher European imports (up 110% year-on-year) accounted for most of the growth, while demand from Northeast Asia (Japan, China, South Korea and Taiwan) was flat year-on-year, according to Poten. Natural gas prices were at multi-year lows in the second quarter of 2019 as the leveling off in demand growth from key LNG consumers in Northeast Asia coupled with elevated inventories and new LNG supply depressed LNG prices in Asia and Europe. However, low European gas prices and rising carbon prices have incentivized coal-to-gas switching in power generation, with Platts reporting that Germany’s and Italy’s gas-fired power generation has increased 54% and 37%, respectively, in 2019 to date. Global LNG demand for 2019 is estimated at 351 mt, an increase of over 37 mt, or 12%, over 2018, according to Wood Mackenzie.

Global LNG supply totaled 87 mt in the second quarter of 2019, an increase of 13 mt or 17% over the second quarter of 2018, principally driven by new supply additions in the U.S., Australia and Russia, according to Poten. Wood Mackenzie estimates that 2019 supply will be 365 mt, or 38 mt (12%), higher year-on-year as 2018’s supply additions continue to ramp up production and new projects begin production in the U.S. and Australia. The second quarter also saw significant additions to future supply growth as Cheniere reached a final investment decision (“FID”) on Sabine Pass Train 6 while Anadarko Petroleum took FID on Mozambique LNG (Area 1), in aggregate representing 17 mt of new liquefaction capacity according to Wood Mackenzie. In 2019, nearly 34 mt of new liquefaction capacity has reached FID to date.

Headline spot rates for tri-fuel diesel electric (“TFDE”) LNG carriers (“LNGCs”) averaged approximately $49,000 per day in the second quarter of 2019, compared to $58,000 per day in the second quarter of 2018, as reported by Clarksons. The year-over-year decline in headline TFDE spot rates is primarily attributed to the low global natural gas prices referenced above, which limited opportunities for inter-basin LNG trading, start-up delays of new liquefaction projects, particularly in the U.S., as well as fleet growth. Despite these headwinds, 18 charters greater than 6 months in duration were fixed during the second quarter of 2019, compared with 20 in the first quarter and 24 in the second quarter of 2018. Poten currently estimates the one-year time charter rate for TFDE LNGCs at $85,000 per day as compared with their headline spot rates of $60,000 per day, which may indicate a potentially tightening shipping market in the quarters ahead as customers look to secure their shipping ahead of the seasonally strong winter months and through 2020.

We expect multi-month and multi-year chartering activity and shipping rates to increase from current levels during the second half of 2019 and into 2020, with the magnitude and duration dependent on the pace and location of demand growth, the continued ramp-up in new LNG supply additions and cooling and heating demand during the Northern Hemisphere summer and winter, respectively. In 2021 and beyond, we continue to see a balanced market for LNG shipping relative to supply and demand for the LNG commodity.

As of July 11, 2019, the LNG fleet and orderbook (excluding floating storage and regasification units (“FSRUs”) and vessels with capacity below 100,000 cbm) stood at 498 and 109 vessels respectively, as estimated by Poten. Of the LNGCs in the orderbook, 63, or 58%, are chartered on multi-year contracts. There have been 25 vessels ordered thus far in 2019, including nine during the second quarter, and against a total of 63 for all of 2018, suggesting the pace of newbuild ordering has declined.

Cool Pool Exit

On June 6, 2019, GasLog entered into a termination agreement with the Cool Pool and Golar LNG Ltd. (“Golar”), whereby GasLog assumed commercial control of its six vessels operating in the LNG carrier spot market through the Cool Pool. As of June 30, 2019, four of the GasLog vessels had exited the Cool Pool while the remaining two vessels were withdrawn in July 2019.

Financing and Delivery of the GasLog Warsaw

On June 25, 2019, GasLog entered into a loan agreement with ABN AMRO BANK N.V. and Oversea-Chinese Banking Corporation Limited for the financing of the GasLog Warsaw, a 180,000 cbm Mark III Flex Plus carrier with X-DF propulsion constructed by Samsung Heavy Industries Co., Ltd. (“Samsung”). The agreement provides for a single tranche of $129.5 million that was drawn on July 25, 2019 and is repayable in 28 equal quarterly installments of $1.6 million each and a final balloon payment of $84.2 million payable concurrently with the last quarterly installment in June 2026. The loan bears interest at the London Interbank Offered Rate (“LIBOR”) plus a margin.

On July 31, 2019, GasLog took delivery of the GasLog Warsaw. Upon delivery, the vessel immediately commenced a time charter with Cheniere until May 2021, when the vessel is contracted to commence an eight-year time charter with Endesa.

Bond Issuance

On May 16, 2019, GasLog closed a follow-on issue of $75.0 million aggregate principal amount of the 8.875% Senior Notes priced at 102.5% of par with a yield to maturity of 7.89%. The gross proceeds from this offering were $76.9 million, including a $1.9 million premium, while the net proceeds, after deducting the underwriting discount and offering expenses, were $75.4 million. GasLog plans to use these proceeds to partially fund its committed newbuild program and for general corporate purposes, including working capital.

Amendment of the Partnership Agreement

On June 24, 2019, the Partnership Agreement was amended to eliminate the IDRs in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the allocation of GasLog’s profit to non-controlling interests is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

New Charter Agreements

As announced on June 14, 2019, GasLog Partners entered into a three-and-a-half-year time charter agreement with Gunvor for the GasLog Shanghai. The charter commenced on June 24, 2019 and has a variable rate of hire within an agreed range during the charter period. In addition, GasLog has entered into a time charter agreement for a period of up to nine months with Gunvor for the GasLog Salem. The charter commenced on June 27, 2019 and also has a variable rate of hire within an agreed range during the charter period.

Completion of the Sale of the GasLog Glasgow

On April 1, 2019, GasLog completed the sale of 100% of the ownership interest in GAS-twelve Ltd., the entity that owns the GasLog Glasgow, to GasLog Partners for an aggregate purchase price of $214.0 million, which includes $1.0 million for positive net working capital.

Dividend Declaration

On May 10, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2019 to holders of record as of June 28, 2019. GasLog paid the declared dividend to the transfer agent on June 28, 2019.

On July 31, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on August 22, 2019 to shareholders of record as of August 12, 2019.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	June 30, 2018	June 30, 2019
Revenues	$132,824	$154,251
Profit/(loss) for the period	$14,212	$(10,512)
Adjusted Profit(1)	$14,788	$20,485
EBITDA(1)	$92,564	$106,825
Adjusted EBITDA(1)	$92,947	$107,043
Loss attributable to the owners of GasLog	$(3,620)	$(25,998)
EPS, basic	$(0.08)	$(0.35)
Adjusted EPS(1)	$(0.07)	$0.03

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,409 operating days for the quarter ended June 30, 2019, as compared to 2,249 operating days for the quarter ended June 30, 2018. The increase in operating days resulted mainly from the delivery of the GasLog Gladstone on March 15, 2019, the operation for the full quarter of the GasLog Houston and the decreased drydocking days as compared to the respective period in 2018.

Revenues were $154.3 million for the quarter ended June 30, 2019 ($132.8 million for the quarter ended June 30, 2018). The increase was mainly driven by the operation for the full quarter of the GasLog Houston in the quarter ended June 30, 2019 and the delivery of the GasLog Gladstone on March 15, 2019. Revenues from vessels operating in the spot market also increased due to their increased number and utilization and to the higher day rates achieved, combined with decreased off-hire days due to scheduled dry-dockings. The impact of these factors was partially offset by the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney.

GasLog recognized gross revenues and gross voyage expenses and commissions of $12.8 million and $3.4 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended June 30, 2019 ($5.0 million and $2.2 million for the quarter ended June 30, 2018, respectively). Net pool allocation was a positive $2.7 million for the quarter ended June 30, 2019 (positive $7.0 million for the quarter ended June 30, 2018). The variances were attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the pool. The increase in GasLog’s total net pool performance during the quarter ended June 30, 2019 compared to the quarter ended June 30, 2018 was driven mainly by the increase in the number of GasLog vessels operating in the Cool Pool. GasLog’s total net pool performance is presented below:

	For the three months ended
	June 30, 2018	June 30, 2019
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	5,047	12,776
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(2,165)	(3,355)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	6,958	2,658
GasLog’s total net pool performance	9,840	12,079

Voyage expenses and commissions were $5.9 million for the quarter ended June 30, 2019 ($4.6 million for the quarter ended June 30, 2018). The increase resulted mainly from the increased bunkers consumption of the vessels operating in the spot market.

Vessel operating and supervision costs were $33.4 million for the quarter ended June 30, 2019 ($32.7 million for the quarter ended June 30, 2018). The increase in vessel operating and supervision costs is mainly attributable to an increase in the average number of vessels in the three months ended June 30, 2019, partially offset by the favorable movement of the EUR/USD exchange rate. Daily operating costs per vessel decreased from $14,375 per day for the three-month period ended June 30, 2018 to $14,099 per day for the three-month period ended June 30, 2019.

General and administrative expenses increased by 7.7%, or $0.8 million, from $10.4 million during the three-month period ended June 30, 2018 to

$11.2 million during the three-month period ended June 30, 2019. The increase is mainly attributable to an increase of $0.4 million in employee costs and an increase of $0.4 million in legal and professional expenses.

Following the implementation of IFRS 16 Leases on January 1, 2019, the Group’s leases on vessel equipment, office equipment and properties are recognized as a right-of-use asset and a corresponding liability on the date when the leased assets are available for use by the Group. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Historically, the respective expenses were included in Vessel operating and supervision costs ($0.3 million for the three months ended June 30, 2018) and General and administrative expenses ($0.3 million for the three months ended June 30, 2018).

Depreciation was $41.4 million for the quarter ended June 30, 2019 ($38.8 million for the quarter ended June 30, 2018). The increase resulted mainly from an increase of $1.6 million from the delivery of the GasLog Gladstone on March 15, 2019 and an increase of $0.6 million from the depreciation of the right-of-use assets deriving from the implementation of IFRS 16 mentioned above.

Financial costs were $46.9 million for the quarter ended June 30, 2019 ($42.0 million for the quarter ended June 30, 2018). The increase was mainly attributable to the increased weighted average interest rate deriving from the upward movement of the LIBOR and to the increased weighted average outstanding indebtedness. An analysis of the financial costs is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2018	June 30, 2019
Financial costs
Amortization and write-off of deferred loan/bond issuance costs/premium	$(3,232)	$(3,224)
Interest expense on loans	(28,066)	(32,383)
Interest expense on bonds and realized loss on cross-currency swaps	(7,442)	(8,256)
Lease charge	(2,634)	(2,635)
Other financial costs	(626)	(399)
Total	$(42,000)	$(46,897)

Loss on derivatives was $30.8 million for the quarter ended June 30, 2019 ($1.2 million gain for the quarter ended June 30, 2018). The increase in loss on derivatives in the second quarter of 2019, as compared to the second quarter of 2018, is mainly attributable to an increase of $30.9 million in loss from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived mainly from changes in the LIBOR curve. An analysis of gain/(loss) on derivatives is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	June 30, 2018	June 30, 2019
Gain/(loss) on derivatives
Realized gain on derivatives held for trading	$1,003	$1,226
Realized gain/(loss) on forward foreign exchange contracts held for trading	357	(1,246)
Unrealized gain/(loss) on derivative financial instruments held for trading	74	(30,781)
Ineffective portion of cash flow hedges	(267)	2
Total	$1,167	$(30,799)

Loss was $10.5 million for the quarter ended June 30, 2019 (profit of $14.2 million for the quarter ended June 30, 2018). This decrease in profit is mainly attributable to the unfavorable movement in mark-to-market valuations of our derivative financial instruments in the second quarter of 2019 and the increase in finance costs, partially offset by the increased profit from operations, due to the factors mentioned above.

Adjusted Profit(1) was $20.5 million for the quarter ended June 30, 2019 ($14.8 million for the quarter ended June 30, 2018) adjusted for the effects of the non-cash loss/gain on derivatives and the net foreign exchange losses.

Loss attributable to the owners of GasLog was $26.0 million for the quarter ended June 30, 2019 ($3.6 million loss for the quarter ended June 30, 2018). The increase in loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the decreased amount allocated to third parties following the decreased Partnership’s profit.

EBITDA(1) was $106.8 million for the quarter ended June 30, 2019 ($92.6 million for the quarter ended June 30, 2018). The increase in EBITDA was mainly driven by the increase in revenues, partially offset by the decrease in the net pool allocation and the increase in voyage expenses and commissions as discussed above.

Adjusted EBITDA(1) was $107.0 million for the quarter ended June 30, 2019 ($92.9 million for the quarter ended June 30, 2018).

EPS was a loss of $0.35 for the quarter ended June 30, 2019 ($0.08 loss for the quarter ended June 30, 2018). The decrease in earnings per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was $0.03 for the quarter ended June 30, 2019 (loss of $0.07 for the quarter ended June 30, 2018), adjusted for the effects of the non-cash loss on derivatives and the net foreign exchange losses.

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

As of June 30, 2019, the total future firm minimum contracted revenue stood at $3.9 billion(1), including the 15 vessels currently owned by GasLog Partners, but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; (c) no exercise of any option to extend the terms of charters; and (d) where charters are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range.

Liquidity and Capital Resources

As of June 30, 2019, GasLog had $295.8 million of cash and cash equivalents, of which $186.8 million was held in time deposits and the remaining balance in current accounts. In addition, as of June 30, 2019, GasLog had $44.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under a new five-year amortizing revolving credit facility entered into on February 20, 2019 (the “2019 Partnership Facility”) and prepaid in full their aggregate outstanding debt of $354.5 million, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility. In addition, in March 2019, GasLog drew down $165.8 million to partially finance the delivery of the GasLog Gladstone and repaid $91.2 million in accordance with the repayment terms under its loan facilities. On May 16, 2019, GasLog closed a follow-on issue of the 8.875% Senior Notes with net proceeds of $75.4 million. GasLog plans to use these proceeds to partially fund its committed newbuild program and for general corporate purposes, including working capital.

As of June 30, 2019, GasLog had an aggregate of $3.1 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $196.6 million was repayable within one year, and $209.6 million of lease liabilities, of which $9.1 million was payable within one year.

As of June 30, 2019, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). In addition, there was unused availability of $7.6 million under the 2019 Partnership Facility.

As of June 30, 2019, the total remaining balance of the contract prices of the eight LNG carriers on order was $1,315.9 million, which GasLog expects to be funded with cash balances, cash from operations and borrowings under new debt agreements.

As of June 30, 2019, GasLog’s current assets totaled $384.8 million, while current liabilities totaled $306.8 million, resulting in a positive working capital position of $78.0 million.

GasLog has hedged 45.3% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of June 30, 2019.

Future Deliveries

As of August 1, 2019, GasLog has seven newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica(3)	X-DF	2027
Hull No. 2274	Q2 2020	Samsung	180,000	JERA(4)	X-DF	2032
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica(3)	X-DF	2027
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere(5)	X-DF	2027
Hull No. 2301	Q4 2020	Samsung	174,000	Cheniere(5)	X-DF	2027
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere(5)	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere(5)	X-DF	2028

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

(3)           The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(4)           The vessel is chartered to the principal LNG shipping entity of JERA Co., Inc (“JERA”).

(5)           The vessel is chartered to a wholly owned subsidiary of Cheniere.

Conference Call

GasLog will host a conference call to discuss its results for the second quarter of 2019 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, August 1, 2019. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 5519819

A live webcast of the conference call will also be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in spot and multi-year charter hire rates and vessel values;
•	increased exposure to the spot market and fluctuations in spot charter rates;
•

our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	fluctuations in currencies and interest rates;
•

the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and June 30, 2019

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2018	June 30, 2019
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,713	21,001
Deferred financing costs	4,576	1,520
Other non-current assets	2,543	24,028
Derivative financial instruments	8,966	—
Tangible fixed assets	4,323,582	4,465,279
Vessels under construction	159,275	185,723
Right-of-use assets	206,753	210,606
Total non-current assets	4,735,919	4,917,668
Current assets
Trade and other receivables	20,244	19,937
Dividends receivable and other amounts due from related parties	33,395	9,789
Derivative financial instruments	6,222	452
Inventories	7,753	8,152
Prepayments and other current assets	3,680	6,631
Short-term investments	25,000	44,000
Cash and cash equivalents	342,594	295,791
Total current assets	438,888	384,752
Total assets	5,174,807	5,302,420
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	850,576	820,707
Reserves	18,962	14,174
Treasury shares	(3,266)	(2,342)
Retained earnings/(Accumulated deficit)	12,614	(24,116)
Equity attributable to owners of the Group	879,742	809,279
Non-controlling interests	1,103,380	1,073,189
Total equity	1,983,122	1,882,468
Current liabilities
Trade accounts payable	11,890	17,488
Ship management creditors	580	782
Amounts due to related parties	169	79
Derivative financial instruments	2,091	3,783
Other payables and accruals	127,450	79,052
Borrowings, current portion	520,550	196,604
Lease liability, current portion	6,675	9,052
Total current liabilities	669,405	306,840
Non-current liabilities
Derivative financial instruments	10,001	46,062
Borrowings, non-current portion	2,307,909	2,859,358
Lease liability, non-current portion	199,424	200,585
Other non-current liabilities	4,946	7,107
Total non-current liabilities	2,522,280	3,113,112
Total equity and liabilities	5,174,807	5,302,420

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Revenues	132,824	154,251	271,302	320,798
Net pool allocation	6,958	2,658	15,611	(4,080)
Voyage expenses and commissions	(4,634)	(5,867)	(9,915)	(12,784)
Vessel operating and supervision costs	(32,703)	(33,358)	(67,016)	(66,328)
Depreciation	(38,813)	(41,350)	(74,342)	(80,949)
General and administrative expenses	(10,352)	(11,172)	(22,365)	(21,549)
Profit from operations	53,280	65,162	113,275	135,108
Financial costs	(42,000)	(46,897)	(78,597)	(92,404)
Financial income	1,294	1,709	2,310	3,168
Gain/(loss) on derivatives	1,167	(30,799)	18,938	(51,043)
Share of profit of associates	471	313	827	558
Total other expenses, net	(39,068)	(75,674)	(56,522)	(139,721)
Profit/(loss) for the period	14,212	(10,512)	56,753	(4,613)
Attributable to:
Owners of the Group	(3,620)	(25,998)	15,684	(36,945)
Non-controlling interests	17,832	15,486	41,069	32,332
	14,212	(10,512)	56,753	(4,613)

(Loss)/earnings per share – basic and diluted	(0.08)	(0.35)	0.13	(0.52)

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2018	June 30, 2019
Cash flows from operating activities:
Profit/(loss) for the period	56,753	(4,613)
Adjustments for:
Depreciation	74,342	80,949
Share of profit of associates	(827)	(558)
Financial income	(2,310)	(3,168)
Financial costs	78,597	92,404
Unrealized foreign exchange losses on cash and cash equivalents	63	(122)
Unrealized (gain)/loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	(16,705)	51,882
Share-based compensation	2,515	2,587
	192,428	219,361
Movements in working capital	(1,712)	(37,897)
Cash provided by operations	190,716	181,464
Interest paid	(63,914)	(82,691)
Net cash provided by operating activities	126,802	98,773
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(588,899)	(256,888)
Return of capital expenditures	—	5,629
Other investments	—	(158)
Payments for right-of-use assets	(30)	—
Dividends received from associate	500	538
Purchase of short-term investments	(36,000)	(54,000)
Maturity of short-term investments	10,000	35,000
Restricted cash	(2,321)	—
Financial income received	2,124	2,960
Net cash used in investing activities	(614,626)	(266,919)
Cash flows from financing activities:
Proceeds from bank loans and bonds	498,225	677,680
Bank loan repayments	(108,958)	(445,604)
Payment of loan issuance costs	(7,295)	(9,175)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)	24	—
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	111,544	—
Payment of equity raising costs	(660)	(894)
Dividends paid	(71,223)	(82,111)
Purchase of treasury shares	(62)	(13,673)
Proceeds from stock options’ exercise	157	—
Payments for right-of-use assets	—	(232)
Payments for lease liability	(3,588)	(4,770)
Net cash provided by financing activities	418,164	121,221
Effects of exchange rate changes on cash and cash equivalents	(63)	122
Decrease in cash and cash equivalents	(69,723)	(46,803)
Cash and cash equivalents, beginning of the period	384,092	342,594
Cash and cash equivalents, end of the period	314,369	295,791

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group adjusted for non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, all adjustments calculated at Group level without deduction for non-controlling interests, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended

	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Profit/(loss) for the period	14,212	(10,512)	56,753	(4,613)
Depreciation	38,813	41,350	74,342	80,949
Financial costs	42,000	46,897	78,597	92,404
Financial income	(1,294)	(1,709)	(2,310)	(3,168)
(Gain)/loss on derivatives	(1,167)	30,799	(18,938)	51,043
EBITDA	92,564	106,825	188,444	216,615
Foreign exchange losses, net	383	218	29	368
Adjusted EBITDA	92,947	107,043	188,473	216,983

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the six months ended

	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Profit/(loss) for the period	14,212	(10,512)	56,753	(4,613)
Non-cash loss/(gain) on derivatives	193	30,779	(16,705)	51,882
Write-off and accelerated amortization of unamortized loan fees	—	—	—	988
Foreign exchange losses, net	383	218	29	368
Adjusted Profit	14,788	20,485	40,077	48,625

Reconciliation of (Loss)/Earnings Per Share to Adjusted (Loss)/Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the six months ended

	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
(Loss)/profit for the period attributable to owners of the Group	(3,620)	(25,998)	15,684	(36,945)
Plus:
Dividend on preference shares	(2,516)	(2,516)	(5,032)	(5,031)
(Loss)/profit for the period available to owners of the Group used in EPS calculation	(6,136)	(28,514)	10,652	(41,976)
Weighted average number of shares outstanding, basic	80,801,654	80,847,127	80,758,631	80,836,442
(Loss)/earnings per share	(0.08)	(0.35)	0.13	(0.52)
(Loss)/profit for the period available to owners of the Group used in EPS calculation	(6,136)	(28,514)	10,652	(41,976)
Plus:
Non-cash loss/(gain) on derivatives	193	30,779	(16,705)	51,882
Write-off and accelerated amortization of unamortized loan fees	—	—	—	988
Foreign exchange losses, net	383	218	29	368
Adjusted (loss)/profit attributable to owners of the Group	(5,560)	2,483	(6,024)	11,262
Weighted average number of shares outstanding, basic	80,801,654	80,847,127	80,758,631	80,836,442
Adjusted (loss)/earnings per share	(0.07)	0.03	(0.07)	0.14